UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-29442

CUSIP Number: 346414105

NOTIFICATION OF LATE FILING

(Check One):	¨ Form 10-K x Form 20-F ¨ Form 11-K ¨ Form 10-Q ¨ Form 10-D ¨ Form N-CEN ¨ Form N-CSR

For Period Ended: December 31, 2019

¨ Transition Report on Form 10-K

¨ Transition Report on Form 20-F

¨ Transition Report on Form 11-K

¨ Transition Report on Form 10-Q

¨ Transition Report on Form N-CEN

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

FORMULA SYSTEMS (1985) LTD.

Full name of Registrant:

N/A

Former name if applicable:

5 HaPlada Street

Address of Principal Executive Office (Street and Number):

Or-Yehuda, 6021805, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

 (b)

 (c)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to its internal compilation and review procedures, which are conducted with respect to certain of its subsidiaries and affiliated companies whose securities are publicly traded and which therefore prepare and file publicly their annual consolidated financial statements (including Magic Software Enterprises Ltd (“Magic Software”), which only filed its annual report containing its annual consolidated financial statements on May 14, 2020, and Sapiens International Corporation N.V.), the registrant is currently still finalizing its financial statements and related disclosures for inclusion in its annual report on Form 20-F for the fiscal year ended December 31, 2019.

As described in the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on April 30, 2020, the registrant experienced significant delays in the review processes for its upcoming annual report on Form 20-F for the year ended December 31, 2019 due to the difficult situation created by COVID-19, which mainly impacted Magic Software’s reporting timeline and, therefore, Magic Software’s and the registrant’s, ability to prepare their respective Form 20-Fs. In particular, COVID-19 caused severe disruptions in travel, and limited access to both the registrant’s and Magic Software’s facilities, for their staff, who were forced to work remotely during the preparation periods for their respective 2019 year-end financial statements, due to Israeli law regulations limiting access to their offices. Given the reliance of the registrant on the final consolidated financial statements of Magic Software for purposes of preparing its own consolidated financial statements, the disruption and delay for Magic Software significantly impacted the registrant’s ability to meet the updated filing deadline of June 15, 2020.

Due to the foregoing, the registrant is unable to file, without unreasonable effort or expense, its annual report by the prescribed due date of June 15, 2020. The registrant plans to file its annual report within the prescribed extension period allotted under Rule 12b-25(b), by June 29, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Asaf Berenstin, Chief Financial Officer	+972-3	538-9487
Name	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     x  Yes    ¨  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ¨  Yes    x  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FORMULA SYSTEMS (1985) LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2020	By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer